SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-15951

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVAYA INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVAYA INC.,

211 MT. AIRY ROAD, BASKING RIDGE, NEW JERSEY 07920

TABLE OF CONTENTS

Report of Independent Accountants

Financial Statements:

Statement of Net Assets Available for Benefits, December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2002

Notes to Financial Statements

Supplemental Schedule*:

Schedule of Assets (Held at End of Year), December 31, 2002

Consent of Independent Accountants

Certification Pursuant to 18 U.S.C. Section 1350

Certification Pursuant to 18 U.S.C. Section 1350

*           Other schedules required by section 2520.103.8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Avaya Inc. Employee Benefits Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avaya Inc. Savings Plan (the “Plan”) as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PRICEWATERHOUSECOOPERS LLP
New York, New York
June 13, 2003

Avaya Inc.

Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2002

(Dollars in Thousands)

	Participant Directed	Non-Participant Directed Employee Stock Ownership Plan	Total

Assets
Investments in Group Trust (Note 2)	$131,365	$—	$131,365
Participant loans receivable	5,574	—	5,574
Avaya common stock	—	8,884	8,884
Fidelity Institutional cash portfolio	—	373	373

Total investments	136,939	9,257	146,196

Participant contributions receivable	970	—	970
Employer contributions receivable	512	—	512

Total contributions receivable	1,482	—	1,482

Net assets available for benefits	$138,421	$9,257	$147,678

The accompanying notes are an integral part of these financial statements.

Avaya Inc.

Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2001

(Dollars in Thousands)

	Participant Directed	Non-Participant Directed Employee Stock Ownership Plan	Total

Assets
Investments in Group Trust (Note 2)	$162,559	$—	$162,559
Participant loans receivable	8,652	—	8,652
Avaya common stock	—	46,748	46,748
Fidelity Institutional cash portfolio	—	778	778

Total investments	171,211	47,526	218,737

Participant contributions receivable	1,189	—	1,189
Employer contributions receivable	—	616	616

Total contributions receivable	1,189	616	1,805

Net assets available for benefits	$172,400	$48,142	$220,542

The accompanying notes are an integral part of these financial statements.

Avaya Inc.

Savings Plan

Statement of Net Assets Available for Benefits

Year Ended December 31, 2002

(Dollars in Thousands)

	Participant Directed	Non-Participant Directed Employee Stock Ownership Plan	Total

Additions to net assets attributable to
Contributions and transfers
Participant contributions	$13,950	$—	$13,950
Employer contribution	4,047	3,202	7,249
Interfund transfers, net	1,725	(1,725)	—

	19,722	1,477	21,199

Interest from loans	521	15	536

Total additions	20,243	1,492	21,735

Deductions from net assets attributable to
Distributions to participants	(19,375)	(2,289)	(21,664)
Investment loss from Group Trust	(34,569)	—	(34,569)
Net depreciation in fair value of investments	—	(37,985)	(37,985)
Transfer of participants’ balances to other plans	(252)	(103)	(355)
Administrative expenses	(26)	—	(26)

Total deductions	(54,222)	(40,377)	(94,599)

Net decrease in net assets during the year	(33,979)	(38,885)	(72,864)

Net assets available for benefits
Beginning of period	172,400	48,142	220,542

End of period	$138,421	$9,257	$147,678

The accompanying notes are an integral part of these financial statements.

Avaya Inc.

Savings Plan

Notes to Financial Statements

1.                                      Plan Description

General

The Avaya Inc. Savings Plan (the “Plan” or “SP”) is a defined contribution plan established as of October 1, 2000, by Avaya Inc. (“Avaya” or the “Company”) to provide a convenient way for represented employees (e.g., employees whose pay is not defined at a monthly or annual rate and whose wages are subject to automatic wage progression) to save on a regular and long-term basis.  The Plan’s assets and liabilities are maintained in a master trust (the “Group Trust”) in the custody of Fidelity Management Trust Company (the “Trustee”).  The Group Trust consists of the assets of Avaya Inc. Savings Plan for Salaried Employees (“SPSE”), the Avaya Inc. Savings Plan for the Variable Workforce (“SPVW”), and the Plan.

The Plan is summarized in the Summary Plan Description which has been distributed to all participants.  For a complete description of the Plan, participants should refer to the plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

An eligible employee (generally an active employee with at least six months of service or an employee who meets the requirements for immediate eligibility) enters the Plan by authorizing a  payroll contribution and directing the contribution among sixteen investment options offered under the Group Trust.

Contributions

Employee contributions of up to approximately 16% may be authorized. Contributions must be from pay on the basis of $5 increments.  An employee may designate contributions as pre-tax, after-tax or a combination of pre-tax and after-tax contributions.  The Internal Revenue Code (“IRC”) limits the maximum amount of an employee’s contribution on a pre-tax basis to $11,000 and $10,500 in 2002 and 2001, respectively.

Before July 1, 2002, the Plan included a leveraged Employee Stock Ownership Plan (“ESOP”) feature.  The Company contributed shares of Avaya common stock on behalf of Participants, for investment in the Employer Shares Funds, such amounts as are necessary to credit to the account of each such participants 66-2/3% of the amount of their contributions up to the lesser of the amount contributed or the first 6% of the participants eligible compensation as defined in the Plan document. Participants become eligible for Company contributions after completion of one year of service.

Effective July 1, 2002, participants may direct the investment of Company matching contributions to any of the available investment options except the Lucent and Agere Stock Funds.  The Employer Shares Funds were closed to new investments effective July 1, 2002.  The Lucent and Agere Stock Funds were closed to new investments effective October 1, 2000.  All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture.  Company matching contributions are vested upon the completion of five years of service in Avaya and its predecessors or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service.  Company contributions and related earnings in which a terminated participant is not vested are forfeited.  These forfeitures can be offset against future Company contributions.  At December 31, 2002 and 2001, forfeited nonvested amounts totaled approximately $141,831 and $117,031, respectively.  These amounts are included in total investments and will be used to reduce future Company contributions.  Forfeitures are not allocated to remaining participants.

Each participant is entitled to exercise voting rights attributable to the Avaya, Lucent and Agere common shares allocated to the participant’s account and is notified by the Trustee prior to the time such rights are to be exercised.  The Trustee will vote any allocated common shares for which it does not receive voting instructions, as well as unallocated common shares, in the same proportion as the shares for which the Trustee has received voting instructions, subject to applicable law.

Participant Loans

Loans are available to all active participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance.  Upon default as defined in the plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount.  The term of each loan shall be for one year, two years, three years, four years or fifty-six (56) months.  The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate in effect as of the last business day of the month before the month in which the loan was originated.  The interest rate on outstanding loans ranged from 4.25% to 4.75% at December 31, 2002 and 5% to 9.5% at December 31, 2001.  Principal and interest are paid through payroll deductions.

Distributions

When a participant retires or terminates employment because of disability, the entire vested amount in the participant’s account can be distributed, at the participant’s election, in a single payment or in annual withdrawals as directed by the participant.  If no distribution election is made by the participant, the participant’s separation occurs prior to attaining age 65 and the participant’s account balance exceeds $3,500, the balance in the account will remain in the Plan and shall be distributed only at (1) the participant’s request, (2) when the participant attains age seventy and one-half (70-1/2) or (3) upon the participant’s death, whichever is earliest.  Except with respect to certain participant elections made prior to January 1, 1985, when a participant dies, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary(ies) as soon as practicable.

In the case of other termination of employment (where the participant is not entitled to retire on an immediate pension or does not terminate because of disability), a single distribution can be made of all vested amounts in the participant’s account.  However, if no distribution election is made by the participant, the participant’s separation occurs prior to attaining age 65 and the participant’s account balance exceeds $3,500, the participant’s account shall remain in the Plan and shall be distributed only at (1) the participant’s request, (2) when the participant attains age seventy and one-half (70-1/2), or (3) upon the participant’s death, whichever is earliest.

In service withdrawals are permitted if certain conditions are met by the participant.

2.                                      Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Valuation of Investments

The net asset value of the Plan’s proportionate share of the Group Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information.  Investments in registered investment companies are stated at fair value as determined by quoted market prices.  Investments in Avaya common shares and other securities listed on a national stock exchange are carried at fair value determined on the basis of the New York Stock Exchange closing price on December 31.  Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable.  Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates).  Participant loans receivable are valued at cost which approximates fair value.

Purchases and Sales of Investments

Purchases and sales of investments are recorded on a trade-date basis.

Investment Income

Dividend income is recorded on investments held as of the ex-dividend dates.  Interest income is recorded on the accrual basis.

Net Depreciation in Fair Value of Investments

The Plan presents, in the statement of changes in net assets available for benefits, the net depreciation in fair value of investments, which consists of the net realized gains or losses and the unrealized depreciation on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.                                      Tax Status

The Plan as established, is designed in accordance with the Internal Revenue Code (IRC).  The Plan has not yet received an individual determination letter.  However, the Plan’s administrator and counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                                      Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA.  In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

5.                                      Plan Expenses

Plan participants pay brokerage, investment manager and trustee fees and share the administrative costs of the Plan with the Company.  Brokerage, investment manager, and trustee fees are generally reflected in the calculation of each fund’s net asset value per unit.

6.                                      Group Trust Investments

The Plan, the SPSE and the SPVW each have an undivided interest in the assets of the Group Trust.  Investment income and the Plan’s interest in the net assets of the Group Trust are allocated based on the participant balances within each fund for each plan.  The Plan’s interest in the Group Trust was 15% and 14% as of December 31, 2002 and 2001, respectively.

A detail by general type of the interests in the Group Trust as of December 31, 2002 and 2001 at fair value is as follows (dollars in thousands):

	Total Group Trust
Type	2002	2001

At fair value
Mutual funds	$324,544	$502,079
Common/collective and commingled trusts	256,167	176,217
Common stock	43,872	145,056
Interest bearing cash	23,763	136,849
U.S. Government securities	24,537	18,822
Non-employer debt instruments	13,826	8,611
Other	2,762	2,805

	689,471	990,439
At contract value
Investment contracts	194,375	170,836

	$883,846	$1,161,275

Investment income for the Group Trust for the year ended December 31, 2002 is (dollars in thousands):

2002

Investment income
Net depreciation in fair value of investments
Common stock	$(108,251)
Other marketable securities and obligations	(107,435)

(215,686)

Interest	57
Other	(2,193)

$(217,822)

7.                                      Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.  The Group Trust and the Plan invest in the common stock of Avaya.

8.                                      Plan Amendment

Effective January 1, 2002, certain plan limits were changed in accordance with regulations under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Effective August 1, 2002, the Plan Administrator determined that the Plan experienced a partial termination during 2001 and 2002.  As a result, pursuant to Section 12.2 of the Plan Document, any participant in the Plan during the 2001 and 2002 Plan year affected by the partial termination became fully vested in his or her Company matching contribution account.

Effective July 1, 2002, the Plan no longer includes a Leveraged Employee Stock Ownership Plan (“ESOP”) feature.  Participants may now direct the investment of Company matching contributions to any of the available investment options.

Avaya Inc.

Savings Plan

Schedule of Assets (Held at End of Year)

December 31, 2002

(Thousands of dollars)

Name of Issuer and Title of Issue		Description	Cost	Fair Value

	Investment in Group Trust	Master Trust	$201,165	$131,365
*	Avaya Common Stock	Common Stock	51,108	8,884
	Fidelity Institutional Cash Portfolio	Common Collective Trust	272	373
*	Participant loans receivable	—	—	5,574

				$146,196

*                 Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avaya Inc. Savings Plan
(Name of Plan)

Date: June 27, 2003	/s/ Susan Wong
Susan Wong
Vice President - Global Benefits Avaya Inc.